                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires: September 30, 1998  /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

General Motors Investment Management Corporation
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

767 Fifth Avenue
--------------------------------------------------------------------------------
                                   (Street)

New York                              NY                              10153
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol
                                             -----------------------------------

    Lend Lease Hyperion High-Yield CMBS Fund, Inc. (no Ticker or Trading Symbol)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary) 382903925
                --------------

4.  Statement for Month/Year  August/2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year) July/2000
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director    ___ Officer              X   10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)                      (Instr. 8)                                         Owned at             Direct        Bene-
                         (Month/   -----------------------------------------------    End of               (D) or        ficial
                         Day/                                                         Month                Indirect      Owner-
                         Year)      Code       V   Amount      (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)
                                                                                                            (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock            7/31/2000  J               0            N/A      N/A                 0               N/A         N/A
                                                                                                                   (See explanation
                                                                                                                   below with
                                                                                                                   respect to this
                                                                                                                   line 1.)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            7/31/2000  J         1,715,686           A      $10.20/share     4,844,479            I    (See explanation
                                                                                                                   below with
                                                                                                                   respect to this
                                                                                                                   line 2.)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            8/15/2000  J              0             N/A      N/A                 0                N/A   N/A (See
                                                                                                                    explanation
                                                                                                                    below with
                                                                                                                    respect to
                                                                                                                    this line 3.)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock            8/15/00    J            51,884          N/A     $10.20/share     4,896,363            I     N/A (See
                                                                                                                    explanation
                                                                                                                    below with
                                                                                                                    respect to
                                                                                                                    this line 4.)


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities benefically                                           (Over)
owned directly or indirectly.                                                                                        SEC 1474 (7-96)
* If the form is filed by more than one reporting person, See Instruction
4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Obligation to buy Common Stock        $10.20/share      7/31/2000            J                           0           0
-----------------------------------------------------------------------------------------------------------------------------
Obligation to buy Common Stock        $10.20/share      7/31/2000            J                           0       1,715,686
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)       (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
                            See below.  See below. Common Stock  0         See below.      See below           N/A    N/A See below.
------------------------------------------------------------------------------------------------------------------------------------
                            See below.  See below. Common Stock See below.  See below.      See below            I        See below.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

The Promark Defined Benefit High Yield Bond Fund Portfolio of the General Motors
Employes Global Group Pension Trust (the "Holding Trust"), a trust under and for the benefit of certain employee benefit plans (the "Plans") of General Motors
Corporation, Delphi Automotive Systems Corporation and their respective affiliates, holds the securities (the "Securities") referred to in lines 2 and 4 of Table I and reduced the obligation referred to in line 2 of Table II. The reporting person ("GMIMCo") has retained under the Employee Retirement Income
Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors
Trust Company ("GMTC") is the trustee with respect to the Holding Trust. Lines 1 and 3 of Table I and line 1 of Table II relate to GMIMCo's and GMTC's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Lines 2 and 4 of Table I and line 2 of Table II relate to the status of the Holding Trust, on behalf of which GMIMCo is making the report reflected on such line, as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that any of GMIMCo, GMTC or the Holding Trust is the beneficial owner of the Securities.

Pursuant to a subscription agreement dated March 15, 2000, Holding Trust committed to pay $39 million in exchange for shares of common stock in one or more payments, as required by the Issuer. Pursuant to the subscription agreement, the Issuer may require full or partial payment of the commitment amount at any time until the termination date of the Issuer. The termination date of the Issuer is expected to be December 31, 2001, unless more than 75% of the Issuer's shareholders agree to extend its duration. Holding Trust paid $14.5 million to the Issuer on April 27, 2000 in exchange for 1,432,806 shares of common stock, $6 million on June 28, 2000 in exchange for 587,084 shares of common stock and $17.5 million on July 31, 2000 in exchange for 1,715,686 shares of common stock, in partial satisfaction of the commitment amount. The number of shares of common stock Holding Trust will receive in exchange for each subsequent payment pursuant to the subscription agreement will be determined by the then current net asset value of the shares. Based on the net asset value of the shares as of July 28, 2000, payment of the remaining $1 million commitment of Holding Trust would result in the acquisition of 98,039 more shares.

On May 15, 2000 the Holding Trust reinvested a cash dividend of $111,739.84 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for additional shares of the Issuer's common stock.

On August 15, 2000 the Holding Trust reinvested a cash dividend of $529,219 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for additional shares of the Issuer's common stock.


** International misstatements or omisions of facts constitute Federal
   Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


          -------------------------------                     -----------------
          Michael E. Klehm                                    Date
          Chief Operating Officer
          General Motors Investment Management Corporation



   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.